UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74332 / February 20, 2015

Admin. Proc. File No. 3-16291

BIOMASS PROCESSING TECHNOLOGY, INC.,
BIOMEDTEX, INC., and
CARNEGIE INTERNATIONAL CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Biomass Processing Technology, Inc., Biomedtex, Inc., or Carnegie International Corp., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to Biomass Processing Technology, Inc., Biomedtex, Inc., and Carnegie International Corp. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Biomass Processing Technology, Inc., Biomedtex, Inc., and Carnegie International Corp., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Bingo.Com, Inc., Biocol, Inc., Biomass Processing Tech., Inc., Biomedtex, Inc., and Carnegie Int'l Corp.*, Initial Decision Rel. No. 731 (Jan. 5, 2015), 110 SEC Docket 12, 2015 WL 57867. The Central Index Key numbers are: 1230489 for Biomass Processing Technology, Inc.; 1093816 for Biomedtex, Inc.; and 311172 for Carnegie International Corp.

INITIAL DECISION RELEASE NO. 731
ADMINISTRATIVE PROCEEDING
File No. 3-16291

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BINGO.COM, INC., BIOCOL, INC., BIOMASS PROCESSING TECHNOLOGY, INC., BIOMEDTEX, INC., AND CARNEGIE INTERNATIONAL CORP.	INITIAL DECISION OF DEFAULT AS TO THREE RESPONDENTS January 5, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of registered securities for Respondents Biomass Processing Technology, Inc., Biomedtex, Inc., and Carnegie International Corp. (collectively the Three Respondents). The revocations are based on the Three Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On November 26, 2014, the Commission issued an Order Instituting Administrative Proceedings (OIP) against Respondents, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. The Three Respondents were served with the OIP by November 28, 2014, and their Answers were due by December 11, 2014. *Bingo.com, Inc.*, Admin. Proc. Rulings Release No. 2126, 2014 SEC LEXIS 4798 (Dec. 12, 2014). Following the Three Respondents' failure to timely file Answers, I ordered the Three Respondents to show cause by December 22, 2014, why this proceeding should not be determined against them due to their failures to file Answers or otherwise defend this proceeding, warning that failure to show cause would result in default and the revocations of the registrations of their securities. *Id.* To date, none of the Three Respondents has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

The Three Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Biomass Processing Technology, Inc., Central Index Key (CIK) No. 1230489, is a Delaware corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of over $1.47 million for the prior six months.

Biomedtex, Inc., CIK No. 1093816, is a dissolved Florida corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of over $124,087 for the prior nine months.

Carnegie International Corp., CIK No. 311172, is a Colorado corporation located in Hunt Valley, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $1.49 million for the prior three months.

In addition to their repeated failures to file timely periodic reports, the Three Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Three Respondents failed to timely file required periodic reports. As a result, the Three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Three Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Three Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Three Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Three Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Three Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Biomass Processing Technology, Inc., Biomedtex, Inc., and Carnegie International Corp., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule of Practice 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge